UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

 (Amendment No. 4)*

Bakers Footwear Group, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

057465106

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 057465106	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Bernard A. Edison

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a. ☐ b. ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		383,935
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	8.	SHARED DISPOSITIVE POWER
		383,935

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
383,935

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.2%

12.	TYPE OF REPORTING PERSON*
IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 057465106	SCHEDULE 13G	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Bakers Footwear Group, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2815 Scott Avenue
St. Louis, Missouri 63103

Item 2.

(a)	Name of Person Filing:

Bernard A. Edison

(b)	Address of Principal Business Office or, if None, Residence:

220 North Fourth Street, Suite A
St. Louis, Missouri 63102

c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

057465106

CUSIP No. 057465106	SCHEDULE 13G	Page 4 of 6

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C.80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 057465106	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership.

(a)	Amount beneficially owned:

	383,935 shares

This filing relates to shares beneficially owned by Bernard A. Edison.  Mr. B. Edison is the father of Peter A. Edison, Chairman of the Board and Chief Executive Officer of Bakers Footwear Group, Inc.  Mr. B. Edison is also an advisor to the Board of Directors of Bakers Footwear Group, Inc.  The shares listed above represent 76,155 shares owned by the Bernard A. Edison Revocable Trust.  Also includes 76,980 shares owned by the Beatrice C. Edison Irrevocable Non-GST Trust for Bernard A. Edison dated 8-31-59, of which Mr. B. Edison is a co-trustee.  Also includes 97,975 shares owned by the Beatrice C. Edison Irrevocable GST Trust for Bernard A. Edison Dated 8-31-59, of which Mr. B. Edison is a co-trustee.  Also includes 33,380 shares held by the David A. Edison Revocable Trust, of which Mr. B. Edison is a co-trustee.  Also includes 39,277 shares held by the Marilyn Sue Edison Revocable Trust, of which Mr. B. Edison is a co-trustee.  Also includes 60,168 shares of common stock that may be acquired upon conversion of a subordinated convertible debenture held by the Beatrice C. Edison Irrevocable GST Trust for Bernard A. Edison Dated 8-31-59.  Mr. B. Edison disclaims beneficial ownership of all shares held by the David A. Edison Revocable Trust and by the Marilyn Sue Edison Revocable Trust.  Mr. B. Edison has shared voting and investment power with respect to the shares owned by the David A. Edison Revocable Trust, the Bernard A. Edison Revocable Trust, the Beatrice C. Edison Irrevocable GST Trust for Bernard A. Edison Dated 8-31-59, the Beatrice C. Edison Irrevocable Non-GST Trust for Bernard A. Edison dated 8-31-59 and the Marilyn Sue Edison Revocable Trust.

(b)	Percent of class:

	5.2%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	0

	(ii) Shared power to vote or to direct the vote	383,935

	(iii) Sole power to dispose or to direct the disposition of	0

	(iv) Shared power to dispose or to direct the disposition of	383,935

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Mr. B. Edison shares beneficial ownership with respect to 383,935 shares. See item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

CUSIP No. 057465106	SCHEDULE 13G	Page 6 of 6

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010

/s/ Bernard A. Edison
Bernard A. Edison